July 13, 2020

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Jeffrey Gabor

       Christine Westbrook

Re:	Relay Therapeutics, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-239412

Ladies and Gentleman:

In connection with the above-referenced Registration Statement, we wish to advise you that between July 9, 2020 and the date hereof we effected the distribution of approximately 3,824 copies of the Company’s Preliminary Prospectus dated July 9, 2020 to prospective underwriters, institutional investors, prospective dealers, brokers, individuals, rating agencies and others.

We will comply and have been informed by the other participating underwriters that they will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

As Representatives of the several underwriters, we hereby join in the request of the Company that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 4:01 p.m., Eastern Time, on July 15, 2020, or as soon thereafter as practicable.

[Signatures follow]

Very truly yours,

J.P. MORGAN SECURITIES LLC GOLDMAN SACHS & CO. LLC COWEN AND COMPANY, LLC GUGGENHEIM SECURITIES, LLC As Representatives of the several Underwriters J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name:	David Ke
Title:	Executive Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Mairin Rooney
Name:	Mairin Rooney
Title:	Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name:	Bill Follis
Title:	Managing Director

GUGGENHEIM SECURITIES, LLC

By:	/s/ Stuart Duty
Name:	Stuart Duty
Title:	Senior Managing Director

[Signature Page to Request for Acceleration of Effectiveness]